SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 11-K


(Mark One)
[x]               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

                         Commission file number 1-13152



                 HS RESOURCES, INC. 401(k) & PROFIT SHARING PLAN
                            (Full title of the plan)




                             KERR-MCGEE CORPORATION
                                KERR-MCGEE CENTER
                             OKLAHOMA CITY, OK 73102
                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

                 HS Resources, Inc. 401(k) & Profit Sharing Plan
                              Financial Statements
                            and Supplemental Schedule

                          Year ended December 31, 2001



                                    Contents

Reports of Independent Auditors--Ernst & Young LLP.............................1
Reports of Independent Public Accountants--Arthur Andersen LLP.................2

Audited Financial Statements

Statements of Net Assets Available for Benefits................................3
Statement of Changes in Net Assets Available for Benefits......................4
Notes to Financial Statements..................................................5

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)................12

                         Report of Independent Auditors

The Plan Administrator
HS Resources, Inc. 401(k) & Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of HS Resources, Inc. 401(k) & Profit Sharing Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets
(held at end of year) as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                            /s/ERNST & YOUNG LLP

Oklahoma City, Oklahoma
May 24, 2002

                    Report of Independent Public Accountants

The Plan Administrator
HS Resources, Inc. 401(k) & Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of HS Resources, Inc. 401(k) & Profit Sharing Plan (the Plan) as of December 31, 2000. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

                                                         /s/ Arthur Andersen LLP


Denver, Colorado
June 22, 2001

                HS Resources, Inc. 401(k) and Profit Sharing Plan

                 Statements of Net Assets Available For Benefits


                                                           December 31
                                                     2001              2000
                                                  ----------------------------
Assets
Investments:
  Money market funds                              $ 8,129,232      $   629,287
  Mutual funds                                     11,230,467        8,902,069
  Common/collective trust fund                        857,834          310,333
  Corporate obligations                               269,996                -
  HS Resources, Inc. common stock                           -        6,667,664
  Kerr-McGee Corporation common stock               2,863,738                -
  Common stock of other companies                   1,058,106        1,095,222
  Unit investment trusts                               11,284                -
  Loans to participants                               389,911          380,065
                                                  ----------------------------
Total investments                                  24,810,568       17,984,640

Non-interest bearing cash                              54,294           77,808

Receivables:
  Employee contributions                                1,475                -
  Employer contributions                                    -        1,903,907
  Accrued dividends and other                           3,508            2,069
                                                  ----------------------------
Total receivables                                       4,983        1,905,976
                                                  ----------------------------
Net assets available for benefits                 $24,869,845      $19,968,424
                                                  ============================


The accompanying notes are an integral part of this statement.

                HS Resources, Inc. 401(k) and Profit Sharing Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2001


Additions
Investment income:
  Net appreciation in fair value of investments                 $ 2,413,290
  Interest and dividends                                            541,503
                                                                -----------
Total investment income                                           2,954,793

Contributions:
  Employer                                                        1,671,208
  Employee                                                        2,024,495
  Rollover                                                          353,283
                                                                -----------
Total contributions                                               4,048,986
                                                                -----------
Total additions                                                   7,003,779

Deductions
Benefits paid directly to participants                            2,051,415
Deemed distributions (loan defaults)                                 17,734
Administrative expenses                                              33,209
                                                                -----------
Total deductions                                                  2,102,358

Net increase                                                      4,901,421

Net assets available for benefits:
  December 31, 2000                                              19,968,424
                                                                -----------
  December 31, 2001                                             $24,869,845
                                                                ===========


The accompanying notes are an integral part of this statement.

                 HS Resources, Inc. 401(k) & Profit Sharing Plan

                          Notes to Financial Statements

                           December 31, 2001 and 2000


1. Description of Plan

Effective July 1, 1990 and June 30, 1989, HS Resources, Inc. (the Company) established the HS Resources, Inc. Employee Investment 401(k) Plan (the 401(k)
Plan) and the HS Resources, Inc. Profit Sharing Plan (the Profit Sharing Plan), respectively. The 401(k) Plan was amended and restated effective August 1, 1998. The amendment merged the Profit Sharing Plan into the 401(k) Plan and changed the name of the 401(k) Plan to HS Resources, Inc. 401(k) & Profit Sharing Plan (the Plan).

On August 1, 2001, HS Resources, Inc. (HS) was acquired by Kerr-McGee Corporation (Kerr-McGee). The agreement was unanimously approved by both the HS and Kerr-McGee boards of directors, HS shareholders and appropriate regulatory bodies. It is intended that the HS Resources, Inc. 401(k) & Profit Sharing Plan will merge with the Kerr-McGee Corporation Savings Investment Plan sometime during 2002. The date of the Plan merger has not yet been determined. This event will not cause any change in the value of the participants accounts since all amounts are presently fully vested.

The following description of the Plan provides only general information. Participants and all others should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible employees of the Company, which excludes collective bargaining employees, non-resident aliens who receive no U.S. source income, leased employees and seasonal part-time employees or temporary employees. There are no service or age eligibility requirements for employee deferrals. On July 25, 2001, the Plan amended the service eligibility requirements for employer match contributions so that employees must complete one year of service as defined by the Plan, and be employed on the last day of the allocation period to receive an allocation. The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code (Code), which includes a qualified deferred arrangement as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

                 HS Resources, Inc. 401(k) & Profit Sharing Plan

                          Notes to Financial Statements

1. Description of Plan (continued)

Contributions

Participants can contribute on a pre-tax basis, as permitted by Section 401(k) of the Code, an amount from 1% to 15% of their compensation, as defined by the Plan, limited by the requirements of the Code. Participants may also contribute after-tax amounts from 1% to 5% of compensation to the Plan. Employees may contribute rollover contributions from another qualified plan.

Each plan year, the Company may, at its sole discretion, make a matching contribution to the Plan. Participants must be continuously employed for one year, and employed from the first day to the last day of the allocation period to be eligible to receive matching contributions. For the plan year ended December 31, 2001, the Company made matching contributions for eligible participants equal to 100% of the pre-tax contributions for each eligible participant up to the first 10% of compensation deferred by the employee. The matching contribution totaled $1,695,595 for the plan year ended December 31, 2001.

On September 4, 2000, the Company submitted a voluntary request for a Qualification Failure to the Internal Revenue Services (IRS). The failure resulted from the Employer under-withholding employee deferrals for the plan years 1991, 1993, 1994, and 1996, and under-contributing Employer matching contributions in the 1993, 1994, and 1996 plan years. On December 14, 2001, the Company contributed the required corrective cash contribution of the principal deferral and matching contribution amounts plus earnings totaling $558,613. The Plan accrued $583,000 for this correction in employer contributions receivable at December 31, 2000; however, the actual corrective cash contribution was $24,387 less than the accrual. Therefore, this difference reduced Employer Contributions for the 2001 plan year.

Since the Company has not received final IRS approval, the corrective contribution to the Plan remains unallocated to participant accounts at December 31, 2001. It is expected that the funds will be allocated in 2002 upon receipt of final approval from the IRS. Based on the corrective actions taken, the Company believes that the Plan remains qualified under the requirements of the Code.

During each plan year, the Company may, at its discretion, contribute an additional profit sharing contribution and qualified non-elective contribution
(QNEC) to the Plan.

Allocations of profit sharing contributions are based on a uniform percentage of each participant's compensation, adjusted as allowed by law to reflect the Company's payments to finance the participant's Social Security benefits. In order to be eligible for

                 HS Resources, Inc. 401(k) & Profit Sharing Plan

                          Notes to Financial Statements

1. Description of Plan (continued)

a profit sharing contribution, a participant must be employed on the last day of the plan year or have completed at least three months of service during the plan year. Allocations of QNECs are made in the proportion that a participant's compensation bears to the compensation of the eligible non-highly compensated participants for the portion of the plan year in which they were participants. The Company did not make a profit sharing contribution or QNEC for the plan year ended December 31, 2001.

The annual contributions under the Plan and all other plans sponsored by the Company to each participant are limited to the lesser of 25% of eligible compensation or $35,000. Annual contributions are defined by the Code.

Participant Accounts

Participant  accounts  include  participant  elective  contributions,   matching
Company contributions, profit sharing contributions, QNEC contributions, certain plan expenses and plan investment earnings or losses.

Investment Options

Participants are offered fourteen investment options by The Charles Schwab Trust Company (Schwab), including a personal choice investment account that allows participants to buy and sell from almost any mutual fund or other public security available at Schwab. Company stock, however, may not be traded in the personal choice investment account.

Participants may invest in one or more funds in whole percent increments and may change the investment direction of their funds at any time by calling the Schwab Voice Response System or through the Schwab website.

Vesting

Participants are immediately and fully vested in their elective contributions, Company matching contributions, profit sharing contributions and QNECs to the Plan.

Payments of Benefits

A participant's entire interest in the Plan is payable upon termination, attaining normal retirement age (age 65), death, or disability, as defined. Participants may also receive in-

                 HS Resources, Inc. 401(k) & Profit Sharing Plan

                          Notes to Financial Statements

1. Description of Plan (continued)

service distributions once they have reached age 59 1/2 from any of their vested accounts, at anytime from their after-tax contributions account, and at any time from their matching contribution and profit sharing contribution accounts that have been held in the Plan for at least two years. Participant benefits are payable in a lump sum, installments or a combination thereof. In addition, hardship distributions are permitted if certain criteria are met.

All retired and/or terminated employees who requested payment for the years ended December 31, 2001 and 2000, received full payment for their vested benefits prior to year-end.

Participant Loans

Participants may borrow funds from the Plan in the form of a loan. Loans cannot exceed the lesser of $50,000 or 50% of the participant's vested account and must be for a minimum of $1,000. Loans are secured by the participant's account and bear interest equal to the prime rate as published in the Wall Street Journal plus 2%. Such loans are evidenced by promissory notes. Participants may have a maximum of two outstanding loans at any time.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to use estimates and assumptions that affect the financial statements and disclosures. Actual results could differ from these estimates.

Investment Valuation

The Plan's investments are stated at fair value. Shares of mutual funds and common/collective trusts are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at published market prices. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                 HS Resources, Inc. 401(k) & Profit Sharing Plan

                          Notes to Financial Statements

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

The Plan pays all trustee and custodial fees as shown in the accompanying financial statements. The Company pays all other costs and expenses of maintaining the Plan.

3. Investments

The following presents investments that exceed 5% of net assets available for benefits as of December 31, 2001 and 2000:
                                                                 2001
                                                      -------------------------
                                                         Number         Fair
                                                        of Units        Value
                                                      -------------------------

    T. Rowe Price Small-Cap Stock Mutual Fund            69,440      $1,759,604
    Vanguard Index 500 Mutual Fund                       24,317       2,574,958
    Vanguard Windsor II Mutual Fund                      66,475       1,701,086
    Schwab Value Advantage Fund                       7,239,367       7,239,367
    Kerr-McGee common stock                              52,258       2,863,738

                                                                2000
                                                      -------------------------
                                                         Number         Fair
                                                        of Units        Value
                                                      -------------------------

    T. Rowe Price Small-Cap Stock Mutual Fund            62,379      $1,488,979
    Vanguard Index 500 Mutual Fund                       19,687       2,399,105
    Vanguard Windsor II Mutual Fund                      58,675       1,595,948
    HS Resources, Inc. common stock                     157,349       6,667,664

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

    Mutual funds                                                     $ (844,296)
    Corporation obligations                                             (59,247)
    Common/collective trust fund                                         30,208
    Kerr-McGee common stock                                            (685,013)
    HS Resources, Inc. common stock                                   4,207,040
    Common stock of other companies                                    (235,402)
                                                                     ----------
                                                                     $2,413,290
                                                                     ==========

                 HS Resources, Inc. 401(k) & Profit Sharing Plan

                          Notes to Financial Statements

3. Investments (continued)

HS Resources, Inc. merged with a wholly owned subsidiary of Kerr-McGee on August 1, 2001. As a result, each share of HS Resources, Inc. common stock outstanding prior to the merger received either $66 in cash or .9404 shares of Kerr-McGee common stock. Each stockholder could elect to receive cash or stock subject to proration, such that approximately 70% of the total consideration was paid in cash and the remaining 30% in stock.

4. Income Tax Status

The IRS has determined and informed the Company by a letter dated March 28, 1991, that the Plan and related trust are designed in accordance with the applicable sections of the Code, and, therefore, the related trust is exempt from taxation. The Plan has been amended and restated since receiving the determination letter; however, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. Related Party Transactions

Certain Plan investments are shares and/or units of mutual funds, common/collective trust funds, and money market funds managed by Schwab. Also, investments are made in shares of common stock of Kerr-McGee or the Company. Transactions in these funds or stocks qualify as party-in-interest transactions.

6. Risks And Uncertainties

The Plan provides for various investments in mutual funds, common/collective trust funds, money market funds, common stock, and Kerr-McGee or Company common stock. Investments in general, are subject to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, including the common stock of Kerr-McGee or the Company, it is reasonably possible that changes in the value of investments will occur in the near term.

                              Supplemental Schedule



                 HS Resources, Inc. 401(k) & Profit Sharing Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                           EIN-73-1612389 Plan #: 002

                                December 31, 2001


      Identity of Issue                         Description of Investment      Cost**    Current Value
      -----------------                         -------------------------      ------    -------------

Participant Notes Receivable                    Loans (7.00% - 11.50%)                    $   389,911
Schwab Value Advantage Fund*                    Common Collective Trust                     7,239,367
Stock Liquidity                                 Money Market                                      480
Kerr-McGee Common Stock*                        Stock                                       2,863,738
Schwab Stable Value Fund*                       Money Market                                  857,834
Personal Choice Retirement Account (PCRA)       Self-Directed Brokerage Account             2,765,476
American Aadvantage International Equity        Registered Investment Company                 460,160
DFA US Small Cap Value Port                     Registered Investment Company                 820,030
Janus Growth & Income                           Registered Investment Company                 804,424
Oakmark International Fund                      Registered Investment Company                 492,018
PIMCO Total Return Fund                         Registered Investment Company                 859,249
T. Rowe Price Small-Cap Stock                   Registered Investment Company               1,759,604
Vanguard Index 500                              Registered Investment Company               2,574,958
Vanguard Value Index Fund                       Registered Investment Company                 111,946
Vanguard Wellington                             Registered Investment Company               1,110,287
Vanguard Windsor II Fund                        Registered Investment Company               1,701,086

                                                                                          -----------
Total Investments                                                                         $24,810,568
                                                                                          ===========
     *Party-in-interest
     **Not applicable for participant directed investments

                                  SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, HS Resources, Inc. (as Plan Administrator) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                           HS RESOURCES, INC. 401(k) & PROFIT SHARING PLAN

                           By: KERR-MCGEE CORPORATION
                               Plan Administrator




                           By: /s/ JOHN M. RAUH
                               ------------------------------------
                               Name: John M. Rauh
                               Title: Vice President and Controller


DATED:   June 25, 2002

   EXHIBIT INDEX


Exhibit
Number         Description of Exhibits
------         -----------------------

23.1           Consent of Independent Auditors

23.2           Consent of Independent Public Accountants